SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          OMNIQUIP INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                Delaware                                 43-1721419
(State or incorporation or organization)    (I.R.S. Employer Identification No.)


          222 East Main Street
      Port Washington, Wisconsin                            53074
(Address of principal executive offices)                  (Zip code)


                                 (414) 268-8965
              (Registrant's telephone number, including area code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), check the following box. [ ]

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities  Act  registration  statement file number to which this Form relates:
____________ (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:

        Securities to be registered pursuant to Section 12(b) of the Act:

                                                  Name of each exchange on which
Title of each class to be so registered           each class is to be registered
---------------------------------------           ------------------------------


                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                        Preferred Stock, $0.01 par value
                                (Title of Class)

                          Amendment No. 2 to Form 8-A

              Form 8-A of OmniQuip International, Inc. (the "Company"), as filed on August 21, 1998 and amended on October 5, 1998, is hereby amended and restated as follows:

Item 1.   Description of Registrant's Securities to be Registered.

              On August 21, 1998 (the "Rights Dividend Declaration Date"), the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $0.01 per share (the "Common Stock"), of the Company to stockholders of record at the close of business on August 31, 1998. As of August 21, 1998, there were 14,270,000 shares of Common Stock issued and outstanding. Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a Purchase Price of eighty-five dollars ($85.00) per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of August 21, 1998 (the "Rights Agreement"), by and between the Company and First Chicago Trust Company of New York, as Rights Agent, which was attached as Exhibit 4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 1998 and is incorporated herein by reference. Effective as of October 2, 1998, the Company and the Rights Agent executed and delivered the First Amendment to Rights Agreement, a copy of which was filed as Exhibit 4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 1998 and is incorporated herein by reference. Effective as of February 16, 1999, the Company and the Rights Agent executed and delivered the Second Amendment to Rights Agreement, a copy of which was filed as Exhibit 4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 1999 and is incorporated herein by reference. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Rights Agreement, as amended.

              Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock on a Distribution Date which will occur upon the earliest of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of ten percent (10%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning ten percent (10%) or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after August 31, 1998 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Company's Board of Directors has initially reserved 350,000 shares of Preferred Stock for issuance upon exercise of the Rights. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any

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


exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

              As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights. The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 31, 2008, unless earlier redeemed by the Company as described below.

              The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

              Upon payment of the Purchase Price, all Preferred Stock issued will be fully paid and non-assessable. Preferred Stock purchasable upon the exercise of rights will not be redeemable. Each share of Preferred Stock will be entitled to a cumulative preferential quarterly dividend payment of the greater of (i) $1.00 per share or (ii) an aggregate of one hundred (100) times the dividend declared per share of Common Stock. In the event of a liquidation, the holders of the Preferred Stock will be entitled to a liquidation payment of one hundred dollars ($100) or one hundred (100) times the payment made per share of Common Stock.

              Each share of Preferred Stock will have one hundred (100) votes, voting together with the Common Stock on all matters submitted to a vote of the stockholders of the Company. If, however, at any time, dividends on the Preferred Stock are in arrears in an amount equal to six (6) quarterly dividends (a "default period"), until such dividends are paid or set apart for payment in full, the holders of all series of Preferred Stock of the Company shall have the right to elect two (2) members of the Company's Board of Directors. In addition, during such a default period, the Company may not declare or pay dividends or other distributions on or redeem or purchase any shares of stock ranking junior to the Preferred Stock and is limited in its ability to declare or pay dividends or other distributions on or to redeem or purchase any shares of Preferred Stock or stock ranking in parity with the Preferred Stock.

              In the event of any merger, consolidation or other transaction in which the Common Stock is exchanged, each share of Preferred Stock will be entitled to receive one hundred (100) times the amount received per share of Common Stock. The Preferred Stock will rank junior to all other series of preferred stock of the Company which may be created in the future, as to dividends and the distribution of assets, unless the terms of any

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

such series shall provide otherwise. Each of these rights is protected by customary antidilution provisions.

              In the event that, at any time following the Rights Dividend Declaration Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of ten percent (10%) or more of the then outstanding shares of Common Stock (unless such transaction is approved by the Board or such Person is excepted by the Board, in either case before such Person acquires beneficial ownership of ten percent (10%) or more of the outstanding Common Stock), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than one percent (1%) (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-In Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-In Events until such time as the Rights are no longer redeemable by the Company as set forth below.

              For example, upon the occurrence of a Flip-in Event, at an exercise price of eighty-five dollars ($85.00) per Right, each Right not owned by an Acquiring Person (or by certain related parties) would entitle its holder to purchase one hundred seventy dollars ($170.00) worth of Common Stock (or other consideration, as noted above) for eighty-five dollars ($85.00). Assuming that the Common Stock had a per share value of forty-two and fifty hundredths dollars ($42.50) at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for eighty-five dollars ($85.00).

              In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company or a Subsidiary thereof merges with another person and the Company is the surviving corporation, but the outstanding stock of the Company is converted into the securities of such other person, cash or other property, or shares of Common Stock held by stockholders of the Company immediately prior to such transaction cease to represent at least fifty percent (50%) of the outstanding Common Stock or fifty percent (50%) of the voting power following the consummation of the transaction or (iii) fifty percent (50%) or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and the Flip-In Events are referred to as the "Triggering Events."

              At any time after the occurrence of any of the Flip-In Events, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person which will become void as described above), in whole or in part, for shares of Common Stock or shares of preferred stock of the Company having essentially the same value or economic rights as shares of Common Stock, at an exchange ratio of one share of Common Stock per Right, subject to antidilution adjustments.

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

              At any time until ten (10) days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than ten percent (10%) of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

              Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

              Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, under certain circumstances,  to  shorten  or  lengthen  any  time  period  under  the  Rights
Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

              The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company prior to the time that the Rights may not be redeemed (as described above) since the Board of Directors may, at its option, at any time until such date redeem all but not less than all of the then outstanding Rights. The Rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value, partial tender offers and selective open-market purchases. The Rights are intended to assure that the Company's Board of Directors has the ability to protect stockholders and the Company if efforts are made to gain control of the Company in a manner that is not in the best interests of the Company and its stockholders.

              The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended.

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

Item 2. Exhibits.

          1. Rights Agreement, dated as of August 21, 1998, by and between OmniQuip International, Inc. and First Chicago Trust Company of New York, as Rights Agent (filed as Exhibit 4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 1998 and incorporated herein by reference). The Rights Agreement includes as Exhibit A thereto the Certificate of Designations, Preferences and Rights of Series A Preferred Stock of OmniQuip International, Inc., as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto the Summary of Rights to Purchase Series A Preferred Stock.

          2. First Amendment to Rights Agreement, dated as of October 2, 1998, by and between OmniQuip International, Inc. and First Chicago Trust Company of New York, as Rights Agent (filed as Exhibit 4 to the Company's Current Report on Form 8-K filed with the
               Securities and Exchange Commission on October 2, 1998 and incorporated herein by reference).

          3. Second Amendment to Rights Agreement, dated as of February 16, 1999, by and between OmniQuip International, Inc. and First Chicago Trust Company of New York, as Rights Agent (filed as
               Exhibit 4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 1999 and incorporated herein by reference).


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                                   SIGNATURE

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      OMNIQUIP INTERNATIONAL, INC.



Dated:  February 23, 1999             By:/s/ P. Enoch Stiff
                                         --------------------------------------
                                         P. Enoch Stiff
                                         President and Chief Executive Officer




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


                                INDEX TO EXHIBITS



Exhibit
  No.                                 Description
-------   ----------------------------------------------------------------------

  4.1 Rights Agreement, dated as of August 21, 1998, by and between OmniQuip International, Inc. and First Chicago Trust Company of New York, as Rights Agent (filed as Exhibit 4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 1998 and incorporated herein by reference). The Rights Agreement includes as Exhibit A thereto the Certificate of Designations,
          Preferences and Rights of Series A Preferred Stock of OmniQuip International, Inc., as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto the Summary of Rights to Purchase Series A Preferred Stock.

  4.2 First Amendment to Rights Agreement, dated as of October 2, 1998 by and between OmniQuip International, Inc. and First Chicago Trust Company of New York, as Rights Agent (filed as Exhibit 4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 1998 and incorporated herein by reference).

  4.3 Second Amendment to Rights Agreement, dated as of February 16, 1999, by and between OmniQuip International, Inc. and First Chicago Trust Company of New York, as Rights Agent (filed as Exhibit 4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 1999 and incorporated herein by reference).









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